UPDATED CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Aggregate Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Notes offered hereby	$20,400,000	100%	$20,400,000	$801.72 (1)

(1)	The registration fee is calculated in accordance with Rule 457(r) under the Securities Act. $33,570.66 of the registration fees paid in respect of the securities covered by the registration statement of which the pricing supplement is a part remain unused. $801.72 of that amount is being offset against the registration fee for this offering and $32,768.94 remains available for future registration fees.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-131369

2,040,000 Units
Accelerated Return Notes℠
Linked to the Dow Jones EURO STOXX 50℠ (Price) Index
Due October 2, 2009
$10 principal amount per unit
Pricing Supplement/Term Sheet No 165

Pricing Date	August 5, 2008
Settlement Date	August 12, 2008
Maturity Date	October 2, 2009
CUSIP No.	002546174

AB Svensk Exportkredit (Swedish Export Credit Corporation)

Accelerated Return Notes℠

- 3-to-1 upside exposure, subject to a cap of 18.45%
- A maturity of approximately 14 months
- 1-to-1 downside exposure, with no downside limit
- No periodic interest payments
- Application made to list on AMEX under the symbol "EOA"

STRUCTURED INVESTMENTS
PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “Risk Factors” on page TS-5 of this term sheet and beginning on page P4 of product supplement ARN-2.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$20,400,000
Underwriting discount (1)	$.20	$408,000
Proceeds, before expenses, to SEK	$9.80	$19,992,000

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $.15 per unit, respectively.

“Accelerated Return NotesSM” is a service mark of Merrill Lynch & Co., Inc.

“ARNs®” is a registered service mark of Merrill Lynch & Co., Inc.

“Dow Jones” is a service mark of Dow Jones & Company, Inc. and has been licensed for use for certain purposes by MLPF&S. SEK is an authorized sublicensee. The Notes are not sponsored, sold or promoted by Dow Jones.

The “Dow Jones EURO STOXX 50SM” is proprietary and copyrighted material. The Dow Jones EURO STOXX 50SM and the related trademarks have been licensed for certain purposes by SEK. Neither STOXX Limited nor Dow Jones & Company, Inc. sponsors, endorses or promotes the Notes based on the Dow Jones EURO STOXX 50SM.

“STOXXSM” and “EURO STOXXSM” are trademarks of STOXX Limited and have been licensed for use by SEK.

Merrill Lynch & Co.

August 5, 2008

Summary

The Accelerated Return NotesSM Linked to the Dow Jones EURO STOXX 50SM (Price) Index Due October 2, 2009 (the “Notes”) are senior, unsecured debt securities of AB Svensk Exportkredit (Swedish Export Credit Corporation) that provide a leveraged return for investors, subject to a cap, if the level of the Dow Jones EURO STOXX 50SM (Price) Index (index symbol “SX5E”) (the “Index”) increases moderately from the Starting Value of the Index, determined on August 5, 2008, the date the Notes were priced for initial sale to the public (the “Pricing Date”), to the Ending Value of the Index, determined on Calculation Days shortly prior to the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes and willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the Original Public Offering Price of the Notes.

Terms of the Notes	Determining Payment at Maturity for the Notes

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, including the Capped Value of 18.45%. The green line reflects the hypothetical returns on the Notes, while the dotted gray line reflects the hypothetical returns of an investment in the stocks included in the Index excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Payments at Maturity

Set forth below are three examples of payment at maturity calculations, including the Starting Value of 3,380.09, the closing level of the Index on the Pricing Date, and a Capped Value of $11.845.

Example 1—The hypothetical Ending Value is 80% of the Starting Value:

Starting Value:	3,380.09
Hypothetical Ending Value:	2,704.07

$10 ×	(2,704.07)	= $8.000
3,380.09

Payment at maturity (per unit) = $8.000

Example 2—The hypothetical Ending Value is 102% of the Starting Value:

Starting Value:	3,380.09
Hypothetical Ending Value:	3,447.69

$10 +	($30 ×	(3,447.69 – 3,380.09))	= $10.600
3,380.09

Payment at maturity (per unit) = $10.600

Example 3—The hypothetical Ending Value is 120% of the Starting Value:

Starting Value:	3,380.09
Hypothetical Ending Value:	4,056.11

$10 +	($30 ×	(4,056.11 – 3,380.09))	= $16.000
3,380.09

Payment at maturity (per unit) = $11.845        (Payment at maturity cannot be greater than the Capped Value)

The following table illustrates, for the Starting Value of 3,380.09 and a range of hypothetical Ending Values of the Index:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;
▪	the total amount payable on the maturity date per unit;
▪	the total rate of return to holders of the Notes;
▪	the pretax annualized rate of return to holders of the Notes; and
▪

the pretax annualized rate of return of a hypothetical investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 4.560% per annum, as more fully described below.

The table below reflects the Capped Value of $11.845.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the stocks included in the Index (1)(2)
1,690.05	-50.00%	$5.000	-50.00%	-51.72%	-46.30%
2,028.05	-40.00%	$6.000	-40.00%	-39.58%	-34.44%
2,366.06	-30.00%	$7.000	-30.00%	-28.54%	-23.60%
2,704.07	-20.00%	$8.000	-20.00%	-18.37%	-13.58%
3,042.08	-10.00%	$9.000	-10.00%	-8.89%	-4.22%
3,109.68	-8.00%	$9.200	-8.00%	-7.07%	-2.41%
3,177.28	-6.00%	$9.400	-6.00%	-5.27%	-0.63%
3,244.89	-4.00%	$9.600	-4.00%	-3.49%	1.13%
3,312.49	-2.00%	$9.800	-2.00%	-1.74%	2.87%
3,380.09 (3)	0.00%	$10.000	0.00%	0.00%	4.59%
3,447.69	2.00%	$10.600	6.00%	5.09%	6.29%
3,515.29	4.00%	$11.200	12.00%	10.03%	7.98%
3,582.90	6.00%	$11.800	18.00%	14.81%	9.64%
3,650.50	8.00%	$11.845 (4)	18.45%	15.17%	11.29%
3,718.10	10.00%	$11.845	18.45%	15.17%	12.92%
4,056.11	20.00%	$11.845	18.45%	15.17%	20.85%
4,394.12	30.00%	$11.845	18.45%	15.17%	28.41%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from August 12, 2008 to October 2, 2009, the term of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the stocks included in the Index that equals the percentage change in the level of the Index from the Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 4.560% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical Ending Value; and

(c)	no transaction fees or expenses.

(3)	This is the Starting Value.

(4)	The total amount payable on the maturity date per unit of the Notes cannot exceed the Capped Value of $11.845.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and term of your investment.

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” section included in the product supplement and the sections “Risks Associated With Foreign Currency Notes And Indexed Notes” and “Description of the Notes – Risks Relating to Jurisdiction and Enforcement of Judgments” included in the prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	Your investment may result in a loss.

▪	Your yield may be lower than the yield on other debt securities of comparable maturity.

▪	Your return is limited and may not reflect the return on a direct investment in the stocks included in the Index.

▪	You must rely on your own evaluations regarding the merits of an investment linked to the Index.

▪	Your return may be affected by factors affecting international securities markets.

▪	You will not have the right to receive cash dividends or exercise ownership rights with respect to the stocks included in the Index.

▪

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

▪	The publisher of the Index may adjust the Index in a way that affects its level, and such publisher has no obligation to consider your interests.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	Purchases and sales of the stocks underlying the Index by Merrill Lynch and its affiliates may affect your return.

▪	Merrill Lynch and its affiliates may do business with underlying companies.

▪	Tax consequences are uncertain.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪	You anticipate that the Index will appreciate moderately from the Starting Value to the Ending Value.

▪	You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to the Ending Value.

▪	You accept that the return on the Notes will not exceed the Capped Value.

▪	You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪	You want exposure to the Index with no expectation of dividends or other benefits of owning the underlying securities.

▪

You are willing to accept that there is no assurance that the Notes will be listed and that any listing will not ensure that a trading market will develop for the Notes or that there will be liquidity in the trading market (see “Other Provisions and Considerations” below).

The Notes may not be appropriate investments for you if:

▪

You anticipate that the Index will depreciate from the Starting Value to the Ending Value or that the Index will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

▪	You are seeking principal protection or preservation of capital.

▪	You seek a return on your investment that will not be capped at 18.45%.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends or other distributions paid on the stocks included in the Index.

▪	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions and Considerations

We may deliver the Notes against payment therefor in New York, New York on a date that is greater than three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

AMEX has entered into an agreement to be acquired by NYSE Euronext, the parent company of the New York Stock Exchange and NYSE Arca. The acquisition is subject to certain regulatory approvals, but may close in August 2008. NYSE Euronext has stated that, if the acquisition is completed, issuers of structured products (such as the Notes) listed on AMEX will be required to delist those securities, but may apply to relist the securities on NYSE Arca. In that event (and subject to the NYSE Arca listing requirements to which the relisted Notes would be subject being, in our judgment, not materially more onerous than the current AMEX listing requirements), we expect to use our reasonable efforts to effect the listing of the Notes on NYSE Arca.

The Index

The Index was created by STOXX Limited (“STOXX”), a joint venture founded by SWX Group, Deutsche Börse AG and Dow Jones & Company, Inc. Publication of the Index began on February 28, 1998, based on an initial level of the index of 1,000 at December 31, 1991. The Index was created to reflect the market-capitalization weighted performance of large companies from the major industry groupings in Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Portugal and Spain. The companies included in the Index account for approximately 60% of the free-float market capitalization of the Dow Jones EURO STOXX Total Market Index, which in turn accounts for approximately 95% of the free-float market capitalization of the countries with companies eligible for inclusion in the Dow Jones EURO STOXX 50 Index.

The following graph sets forth the monthly historical performance of the Index in the period from January 2003 through July 2008. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On the Pricing Date, the closing level of the Index was 3,380.09.

All disclosure contained in this term sheet regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available sources. The information reflects the policies of, and is subject to changes by STOXX. SEK and MLPF&S have not independently verified and make no representation as to the accuracy or completeness of such information. None of SEK, the calculation agent and MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

The Index is currently calculated by: (i) multiplying the per share price of each underlying security by the number of free-float adjusted outstanding shares (and, if the stock is not quoted in euros, then multiplying by the related country currency and an exchange factor which reflects the exchange rate between the related country currency and the euro); (ii) calculating the sum of all of all these products (the “DJ EURO STOXX 50 Index Aggregate Market Capitalization”); and (iii) dividing the DJ EURO STOXX 50 Index Aggregate Capitalization by a divisor which represents the DJ EURO STOXX 50 Index Aggregate Market Capitalization on the base of the Index and which can be adjusted to allow changes in the issued share capital of individual underlying securities, including the deletion and addition of stocks, the substitution of stocks, stock dividends and stock splits, to be made without distorting the Index. Because of this capitalization weighting, movements in share prices of the underlying securities of companies with relatively greater market capitalization will have a greater effect on the level of the entire Index than will movements in share prices of the underlying securities of companies with relatively smaller market capitalization.

The weight of each stock that comprises the Index is capped at 10% of the Index’s total free-float market capitalization. The free-float weights are reviewed quarterly.

The composition of the Index is reviewed annually, and changes are implemented on the third Friday in September, using market data from the end of August as the basis for the review process. Changes in the composition of the Index are made to ensure that the Index includes those companies which, within the eligible countries and within each industry sector, have the greatest market capitalization. Changes in the composition of the Index are made entirely by STOXX without consultation with the companies represented in the Index or SEK or Merrill Lynch or its affiliates. The Index is also reviewed on an ongoing basis, and a change in the composition of the Index may be necessary if there have been extraordinary events for one of the issuers of the underlying securities, e.g., delisting, bankruptcy, merger or takeover. In these cases, the event is taken into account as soon as it is effective. The underlying securities may be changed at any time for any reason. Neither STOXX nor any of its founders is affiliated with SEK or Merrill Lynch or any of its affiliates nor have they participated in any way in the creation of the Notes.

SEK or Merrill Lynch or its affiliates may presently or from time to time do business with the publishers, owners, founders or creators of the Index or any of its successors or one or more of the issuers of the underlying securities, including extending loans to, making equity investments in or providing advisory services, including merger and acquisition advisory services, to the publishers, their successors, founders or creators or to any of the issuers. In the course of business with the issuers, Merrill Lynch or its affiliates may acquire non-public information with respect to the issuers. Merrill Lynch or its affiliates may also act as market maker for the common stocks of the issuers. Neither SEK nor Merrill Lynch or its affiliates make any representation to any purchaser of the Notes with respect to any matters whatsoever relating to any of the publishers, their successors, founders or creators or to any of the issuers. Any prospective purchaser of the Notes should undertake and independent investigation of the issuers of the underlying securities and with respect to the competency of the publisher to formulate and calculate the Index as in his or her judgment is appropriate to make an informed decision with respect to an investment in the Notes. The composition of the Index does not reflect any investment or sell recommendations of Merrill Lynch or its affiliates.

A representative of an affiliate of Merrill Lynch may from time to time be a member of the STOXX Limited Advisory Committee. STOXX states in its Guide to the Dow Jones STOXX Indexes that STOXX’s Advisory Committee advises the Supervisory Board on matters relating to the Index. This advisory committee proposes changes in the composition of the Index to the Supervisory Board and makes recommendations with respect to the accuracy and transparency of the Index computation. Decisions on the composition and changes in the Index are reserved to the Supervisory Board.

License Agreement

STOXX and SEK have entered into or, to the extent required, will enter into a non-exclusive license agreement providing for the license to SEK, in exchange for a fee, of the right to use the Index, which is owned and published by STOXX, in connection with certain securities and other products, including the Notes.

The license agreement between STOXX and SEK provides that the following language must be set forth in this term sheet.

“The Dow Jones EURO STOXX 50SM (Price) Index is proprietary and copyrighted material. The Dow Jones EURO STOXX 50SM (Price) Index and the related trademarks have been licensed for certain purposes by AB Svensk Exportkredit (SEK). STOXX, Dow Jones and Dow Jones EURO STOXX 50SM (Price) Index are trademarks of Dow Jones & Company, Inc. and have been licensed for use. STOXX and Dow Jones have no relationship to SEK, other than the licensing of the Dow Jones EURO STOXX 50SM (Price) Index and the related trademarks for use in connection with the Notes. STOXX and Dow Jones do not:

▪	Sponsor, endorse, sell or promote the Notes.

▪	Recommend that any person invest in the Notes or any other securities.

▪	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Notes.

▪	Have any responsibility or liability for the administration, marketing or marketing of the Notes.

▪	Consider the needs of the owners of the Notes in determining, composing or calculating the Dow Jones EURO STOXX 50SM (Price) Index or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the Notes. Specifically,

▪	STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:

▪

The results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the Dow Jones EURO STOXX 50SM (Price) Index and the data included in the Dow Jones EURO STOXX 50SM (Price) Index;

▪	The accuracy or completeness of the Dow Jones EURO STOXX 50SM (Price) Index and its data;

▪	The merchantability and the fitness for a particular purpose or use of the Dow Jones EEURO STOXX 50SM (Price) Index and its data;

▪	STOXX and Dow Jones will not have liability for any errors, omissions or interruptions in the Dow Jones EURO STOXX 50SM (Price) Index or its data;

▪	Under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or Dow Jones knows that they might occur.

The licensing agreement between SEK and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.”

Certain U.S. Federal Income Taxation Considerations

See the discussion under the section entitled “United States Federal Income Tax Considerations” in the accompanying product supplement ARN-2.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes.

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement ARN-2, dated March 26, 2008:

http://www.sec.gov/Archives/edgar/data/352960/000119312508065190/d424b3.htm

▪	Prospectus and prospectus supplement, each dated January 30, 2006:

http://www.sec.gov/Archives/edgar/data/352960/000104746906001120/a2167086z424b3.htm

Our Central Index Key, or CIK, on the SEC Website is 352960. References in this term sheet to “SEK”, “we”, “us” and “our” are to AB Svensk Exportkredit (Swedish Export Credit Corporation), and references to “Merrill Lynch” and “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain of the Structured Investments it offers (“Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These underlying investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to describe fully any particular Structured Investment, including the Notes, nor guarantee any particular performance.